UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,921,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,921,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,921,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV AG & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	5	SOLE VOTING POWER

NUMBER OF		185,555

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,555

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,555

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.59%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		54,794

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,794

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,794

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo IV Entrepreneurs Fund A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		18,243

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,243

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,243

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 5 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo Ventures IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,994,650*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,994,650*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,994,650*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 2,921,613 shares held Crescendo IV, L.P. (“Crescendo IV”), 54,794 shares held by Crescendo IV Entrepreneurs Fund L.P. (“IV EF”) and 18,243 shares held by Crescendo IV Entrepreneurs Fund A L.P. (“IV EFA”). The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

Page 6 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS Crescendo German Investments IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		185,555*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,555*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,555*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.59%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Shares are held by Crescendo IV AG & Co. Beteiligungs KG (“IV KG”). The Reporting Person is general partner of IV KG.

Page 7 of 12 Pages

CUSIP No.	20452A 10 8

1	NAMES OF REPORTING PERSONS R. David Spreng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		3,225,289* **

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,225,289* **

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,225,289* **

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 2,921,613 shares held Crescendo IV, 54,794 shares held by IV EF, 18,243 shares held by IV EFA and 185,555 by IV KG. Crescendo Ventures IV, LLC (“IV LLC”) is the general partner of Crescendo IV, IV EF and IV EFA. Crescendo German Investors IV, LLC (“German IV LLC”) is the general partner of IV KG. The Reporting Person is the managing partner of IV LLC and German IV LLC.
** Includes 45,084 shares which may be acquired within 60 days of December 31, 2009.

Page 8 of 12 Pages

Item 1.
(a)	Name of Issuer
Compellent Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
7625 Smetana Lane
Eden Prairie, MN 55344
Item 2.
(a)	Name of Person Filing
Crescendo Ventures IV, L.P. (“Crescendo IV”)
Crescendo IV AG & Co. Beteiligungs KG (“IV KG”)
Crescendo IV Entrepreneurs Fund, L.P. (“IV EF”)
Crescendo IV Entrepreneurs Fund A, L.P. (“IV EFA”)
Crescendo Ventures IV, LLC (“IV LLC”)
Crescendo German Investments IV, LLC (“German IV LLC”)
R. David Spreng
(b)	Address of Principal Business Office or, if none, Residence
600 Hansen Way
Palo Alto, CA 94304
(c)	Citizenship

Entities:	Crescendo IV — Delaware
IV KG — Germany
IV EF — Delaware
IV EFA — Delaware
IV LLC — Delaware
German IV LLC — Delaware

Individuals:	R. David Spreng — United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

	Crescendo IV	IV KG	IV EF	IV EFA
(a) Beneficial Ownership	2,921,613	185,555	54,794	18,243
(b) Percentage of Class	9.22%	0.59%	0.17%	0.06%
(c) Sole Voting Power	2,921,613	185,555	54,794	18,243
Shared Voting Power	-0-	-0-	-0-	-0-
Sole Dispositive Power	2,921,613	185,555	54,794	18,243
Shared Dispositive Power	-0-	-0-	-0-	-0-

			R. David
	IV LLC(1)	German IV LLC(2)	Spreng(3)(4)
(a) Beneficial Ownership	2,994,650	185,555	3,225,289
(b) Percentage of Class	9.45%	0.59%	10.17%
(c) Sole Voting Power	2,994,650	185,555	3,225,289
Shared Voting Power	-0-	-0-	-0-
Sole Dispositive Power	2,994,650	185,555	3,225,289
Shared Dispositive Power	-0-	-0-	-0-

(1)	Includes 2,921,613 shares held by Crescendo IV, 54,794 shares held by IV EF and 18,243 shares held by IV EFA. The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

(2)	Shares are held by IV KG. The Reporting Person is general partner of IV KG.

(3)
Includes 2,921,613 shares held Crescendo IV, 54,794 shares held by IV EF, 18,243 shares held by IV EFA and 185,555 by IV KG. IV LLC is the general partner of Crescendo IV, IV EF and IV EFA. German IV LLC is the general partner of IV KG. The Reporting Person is the managing partner of IV LLC and German IV LLC.

(4)	Includes 45,084 shares which may be acquired within 60 days of December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

CRESCENDO IV, L.P.		CRESCENDO IV AG & CO. BETEILIGUNGS KG

By:	Crescendo Ventures IV, LLC	By:	Crescendo German Investments IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO IV ENTREPRENEURS FUND, L.P.		CRESCENDO IV ENTREPRENEURS FUND A, L.P.

By:	Crescendo Ventures IV, LLC	By:	Crescendo Ventures IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO VENTURES IV, LLC		CRESCENDO GERMAN INVESTMENTS IV, LLC

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

/s/ R. David Spreng

R. David Spreng
EXHIBITS
A: Joint Filing Agreement

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Compellent Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2010.

CRESCENDO IV, L.P.		CRESCENDO IV AG & CO. BETEILIGUNGS KG

By:	Crescendo Ventures IV, LLC	By:	Crescendo German Investments IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO IV ENTREPRENEURS FUND, L.P.		CRESCENDO IV ENTREPRENEURS FUND A, L.P.

By:	Crescendo Ventures IV, LLC	By:	Crescendo Ventures IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO VENTURES IV, LLC		CRESCENDO GERMAN INVESTMENTS IV, LLC

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

/s/ R. David Spreng

R. David Spreng